SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2003

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated October 21, 2003.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

Press Release

Nexxlink and CGI Conclude a Partnership Alliance

 Nexxlink acquires certain CGI assets generating annual revenues of $40 M

 Capital Investment by CGI in Nexxlink

 Nexxlink and CGI sign a long-term business alliance

Montreal, October 21, 2003 – Nexxlink Technologies Inc. (TSX: NTI), a leading Canadian provider of integrated information technology (“IT”) solutions, and CGI Group Inc. (TSX: GIB.A, NYSE: GIB), a world leader in IT and business process services, announce the conclusion of an important three-tiered strategic alliance involving the acquisition by Nexxlink of certain CGI assets, the securing of a major interest by CGI in Nexxlink’s capital stock, and a long-term business alliance between the two companies.

Acquisition of assets
Nexxlink is purchasing various CGI assets generating approximately $40 million in annual revenues. These assets, obtained by CGI as part of the acquisition of Cognicase, consist mainly of integrated management system software package suites (Enterprise Resource Planning or ERP) and related services targeted to municipalities, healthcare bodies as well manufacturing and distribution companies. These integrated solutions play a key role in the management of many client organizations, including 70% of the municipalities in Quebec, several hospital centres in the province, and numerous well-known Canadian companies. Besides the intellectual property of an extensive portfolio of specialized solutions, the acquisition includes a substantial customer base and the transfer of some 375 employees.

“This acquisition enables us to expand our client base, strengthen our range of services, and above all to become the leading Canadian provider of integrated IT solutions in our market,” said Karol Brassard, Nexxlink’s Executive Chairman of the Board.

Robert Courteau, President and Chief Executive Officer at Nexxlink, added: “We are proud to welcome these business units’ highly qualified employees. Their expertise will contribute to Nexxlink’s success for many years to come.”

The transaction amounts to $21 million, broken down as follows: $10.5 million cash, including a $4.5 million balance of sale with CGI, and $10.5 million by the issuance of a note convertible into 2.5 million shares at a price of $4.20 per share. The note shall be automatically converted upon the approval by Nexxlink’s shareholders who will vote on the matter at the Annual General and Special Meeting of Shareholders to be held on December 11, 2003. This transaction will give CGI a 32% equity interest in Nexxlink’s capital stock.

“We are delighted to conclude this agreement with Nexxlink,” confirmed Serge Godin, CGI’s Chairman and Chief Executive Officer. “Since the product suite forming the subject of this transaction fits better with Nexxlink’s strategy than with CGI’s, Nexxlink is thus well positioned to serve these clients and take full advantage of these assets.”

CGI to become Nexxlink’s largest shareholder
Subsequent to this transaction, CGI will hold 2.5 million shares of Nexxlink (in escrow for 24 months), representing 32% of the Company’s capital stock, which consists of 7.9 million issued and outstanding shares. CGI will thereby become the Company’s largest shareholder. “Our situation as a future shareholder of Nexxlink leaves absolutely no doubt as to our confidence about our partner’s growth and profit potential,” indicated Mr. Godin.

Karol Brassardadded: “We are pleased to welcome Jean Brassard, CGI’s Vice-Chairman of the Board, and Jacques Roy, Senior Vice-President, Finance and Treasury of CGI as directors. The Company and its shareholders will greatly benefit from the expertise and wise counsel of these two highly experienced businessmen.”

Long-term business alliance
Concurrently with this transaction, Nexxlink and CGI have signed a seven-year business alliance. Nexxlink and CGI will thus maintain privileged business relations for the provision of their respective services and products in Canada.

Mr. Courteau commented: “We are highly confident that this alliance will enable us to accelerate our growth and better serve our respective clients, no matter what their size.”

Bank financing
The National Bank of Canada, in syndication with the Caisse Centrale Desjardins, have concluded a bank financing arrangement of up to $15.0 million with Nexxlink in order to enable the Company to close this transaction and finance its operations. This financing, in the form of a revolving operating credit, is for a two-year term and renewable. “This bank financing arrangement minimizes the dilution of our shareholders’ investment associated with this transaction and will allow us to finance the Company’s internal growth,” added Karol Brassard.

New momentum for Nexxlink
This alliance represents a major shift in Nexxlink’s development. Under the terms of this transaction, the Company will generate annualized revenues of approximately $100 million and have some 700 employees. “Considering the profitability of the acquired assets and the expected cross-selling, we are confident these new operations will raise our profitability per share in the short term. The immediate expansion of our client base and our business alliance with a North American IT leader will definitely give the Company new momentum,” concluded Karol Brassard.

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services company in North America, based on its headcount. CGI and its affiliated companies employ 20,000 professionals. CGI’s annualized revenue run-rate is CDN$2.9 billion (US$2.1 billion) and, at July 29, 2003, its order backlog was CDN$12.5 billion (US$9.1 billion). CGI provides end-to-end IT and process services to clients worldwide from offices in Canada, the United States and Europe. CGI’s shares are listed on the TXS (GIB.A) and the NYSE (GIB) and are included in S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Web Site: www.cgi.com.

About Nexxlink
Involved in the information technology (IT) industry since 1977, Nexxlink Technologies Inc. is a leading Canadian provider of integrated IT solutions. The simple and efficient solutions provided by the Company allow businesses to focus on their core competencies. Nexxlink truly offers hassle-free computing services. Nexxlink achieves approximately $100 million in annual sales and employs some 700 people across the country. The Company’s shares are listed on the TSX under the ticker symbol NTI. Web Site: www.nexxlink.com.

NEXXLINK WILL HOLD A CONFERENCE CALL ON OCTOBER 21, 2003, AT 2:00 P.M. TO PARTICIPATE, PLEASE DIAL 1 800 814-4862.
To listen to the recording until October 22, 2003, please dial: 1 877 289-8525 (code : 21023278#).
The conference call will also be available on the net for 90 days at:
http://www.newswire.ca/webcast/viewEventCNW.html?eventID=672540

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties or other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

For further information:

Source: Contacts: Telephone: Web Site:	Nexxlink Technologies Inc. (TSX: NTI) Karol Brassard, Executive Chairman of the Board Robert Courteau, President and Chief Executive Officer 1 877 Nexxlink; (514) 828-4428 www.nexxlink.com
Source: Contact: Telephone: Contact: Telephone: Contact: Telephone: Web Site:
CGI Group Inc. (TSX: gib.a, NYSE: gib)
Julie Creed, Vice-President, Investor Relations
1 (312) 201-4803
Ronald White, Director, Investor Relations
1 (514) 841-3230
Eileen Murphy, Director, Media Relations
1 (514) 841-3430

www.cgi.com

Renmark Financial Communications Inc.
Barry Mire — bmire@renmarkfinancial.com
Media Relations: Dominic Sicotte – dsicotte@renmarkfinancial.com
Tel.: (514) 939-3989
Web Site: www.renmarkfinancial.com

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: October 21, 2003	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary